SECURITIES AND EXCHANGE COMMISSION

[Release No. IC-29171; File No. 812–13690]

Integrity Life Insurance Company, et al.; Notice of Application

March 10, 2010

Agency: Securities and Exchange Commission (the "Commission").

Action: Notice of application for an order of approval pursuant to Section 26(c) of the

Investment Company Act of 1940, as amended (the "Act").

Applicants: Integrity Life Insurance Company ("Integrity"), Separate Account I of Integrity Life

Insurance Company ("Integrity Separate Account I"), Separate Account II of Integrity Life

Insurance Company ("Integrity Separate Account II"), National Integrity Life Insurance

Company ("National Integrity" and together with Integrity, the "Integrity Companies"), Separate

Account I of National Integrity Life Insurance Company ("National Integrity Separate Account

I"), and Separate Account II of National Integrity Life Insurance Company ("National Integrity

Separate Account II," together with Integrity Separate Account I, Integrity Separate Account II,

and National Integrity Separate Account I, the "Separate Accounts").

Summary of Application: Applicants seek an order approving the proposed substitution of shares

of certain portfolios of the Variable Insurance Products Fund III held by the Separate Accounts

for shares of portfolios of Variable Insurance Products Fund III and in the case of the Fidelity

Contrafund, shares of Variable Insurance Products Fund II as follows: Fidelity VIP Dynamic

Capital Appreciation: Service Class 2 with Fidelity VIP Contrafund: Service Class 2; Fidelity

VIP Growth & Income: Service Class 2 with Fidelity VIP Balanced: Service Class 2; Fidelity

VIP Growth & Income: Service Class with Fidelity VIP Balanced: Service Class; Fidelity VIP

Growth & Income: Initial Class with Fidelity VIP Balanced: Initial Class; Fidelity VIP Growth

Opportunities: Service Class 2 with Fidelity VIP Contrafund: Service Class 2; Fidelity VIP

Growth Opportunities: Service Class with Fidelity VIP Contrafund: Service Class; Fidelity VIP

Growth Opportunities: Initial Class with Fidelity VIP Contrafund: Initial Class; and Fidelity VIP

Value Strategies: Service Class 2 with Fidelity VIP Mid Cap: Service Class 2 (the

"Substitution").

Filing Date: The application was originally filed on September 3, 2009 and amended on January

19, 2010, and March 10, 2010.

Hearing or Notification of Hearing: An order granting the application will be issued unless the

Commission orders a hearing. Interested persons may request a hearing by writing to the

Secretary of the Commission and serving Applicants with a copy of the request, personally or by

mail. Hearing requests must be received by the Commission by 5:30 p.m. on April 6, 2010, and

should be accompanied by proof of service on Applicants in the form of an affidavit or, for

lawyers, a certificate of service. Hearing requests should state the nature of the requester's

interest, the reason for the request, and the issues contested. Persons who wish to be notified of a

hearing may request notification by writing to the Secretary of the Commission.

Addresses: Secretary, Securities and Exchange Commission, 100 F Street, N.E., Washington,

DC 20549-1090. Applicants, c/o Rhonda S. Malone, Esq., Associate Counsel – Securities,

Western and Southern Financial Group, Inc., 400 Broadway, Cincinnati, Ohio 45202.

For Further Information Contact: Michelle Roberts, Senior Counsel, or Joyce M. Pickholz,

Branch Chief, Office of Insurance Products, Division of Investment Management, at (202) 551-

6795.

Supplementary Information: The following is a summary of the application. The complete

application may be obtained via the Commission's Web site by searching for the file number, or an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090.

Applicants' Representations:

1.   Integrity is a stock life insurance company organized under the laws of Ohio. Integrity is a wholly owned subsidiary of The Western and Southern Life Insurance Company, a stock life insurance company organized under the laws of Ohio. The Western and Southern Life Insurance Company is wholly owned by an Ohio-domiciled intermediate holding company, Western & Southern Financial Group, Inc., which is wholly owned by an Ohio-domiciled mutual insurance holding company, Western & Southern Mutual Holding Company.

2.   Integrity Separate Account I and Integrity Separate Account II are registered under the Act as unit investment trusts (File Nos. 811-04844 and 811-07134, respectively). They are used to fund variable annuity contracts issued by Integrity. ("Integrity Contracts")

3.   National Integrity is a stock life insurance company organized under the laws of New York. National Integrity is a wholly owned direct subsidiary of Integrity and an indirect subsidiary of The Western and Southern Life Insurance Company.

4.   National Integrity Separate Account I and National Integrity Separate Account II are registered under the Act as unit investment trusts (File Nos. 811-04846 and 811-07132, respectively). They are used to fund variable annuity contracts issued by National Integrity ("National Integrity Contracts").

5.   Integrity Contracts and the National Integrity Contracts cited in the application and affected by the Substitution are flexible premium deferred variable annuities (the "Contracts").

6.   Each Contract permits allocations of value to available fixed and variable subaccounts; each variable subaccount invests in a specific investment portfolio of an underlying mutual fund. Of the 24 Contracts affected by this application, 18 Contracts offer the same 56 portfolios ("Subset 1"), four Contracts offer the same 54 portfolios ("Subset 2") and two Contracts offer the same 43 portfolios ("Subset 3").

7.   Each Contract permits transfers from one subaccount to another subaccount at any time prior to annuitization, subject to certain restrictions and charges described below. No sales charge applies to such a transfer of value among subaccounts. The Contracts permit up to twelve free transfers during any contract year. A fee of $20 is imposed on transfers in excess of twelve transfers in a contract year.

8.   Each Contract reserves the right, upon notice to Contract owners and compliance with applicable law, to add, combine or remove subaccounts, or to withdraw assets from one subaccount and put them into another subaccount. Each Contract's prospectus provides that Applicants may add, remove or combine subaccounts or withdraw assets relating to a Contract from one subaccount and put them into another.

9.   The Integrity Companies propose the substitution of four portfolios (two of which include three classes each) of Variable Insurance Products Fund III (the "Existing Portfolios"). As replacements, the Integrity Companies propose three portfolios (two of which include three classes) of Variable Insurance Products Fund III and, in the case of Fidelity VIP Contrafund, Variable Insurance Products II (the "Replacement Portfolios"). All of the Replacement Portfolios are currently available in the Contracts. Neither Variable Insurance Products Fund III, Variable Insurance Products Fund II, nor Fidelity Management and Research Company (collectively referred to as "Fidelity") are affiliated with Applicants.

10.   The investment objective, strategies and risks of each Replacement Portfolio are the same as, or similar to, the investment objective, strategies and risks of the corresponding Existing Portfolio. For each Existing Portfolio and each Replacement Portfolio, the investment objective, principal investment strategies and principal risks are shown in the table that follows.

Replacement 1	Existing Portfolio	Replacement Portfolio
Name	**Fidelity VIP Dynamic Capital Appreciation**	**Fidelity VIP Contrafund**
Investment Objective	Capital appreciation	Long-term capital appreciation
Principal Investment Strategies	Invests primarily in common stocks - either growth stocks, value stocks or both - of domestic and foreign issuers using fundamental analysis to select investments	Invests primarily in common stocks - either growth stocks, value stocks or both - of domestic and foreign issuers using fundamental analysis to select investments in companies believed to be undervalued by the public; allocates assets across different market sectors using different managers
Principal Risks	• Stock market volatility • Issuer-specific changes • Foreign exposure	• Stock market volatility • Issuer-specific changes • Foreign exposure

Replacements 2, 3 and 4	Existing Portfolio	Replacement Portfolio
Name	**Fidelity VIP Growth & Income**	**Fidelity VIP Balanced**
Investment Objective	High total return through a combination of current income and capital appreciation	Income and capital growth consistent with reasonable risk
Principal Investment Strategies	Invests a majority of assets in common stock with current dividends and potential for capital appreciation; potentially invests in bonds, including lower quality debt securities and stocks not currently paying dividends but offering prospects for future income and capital appreciation; invests primarily in common stocks - either growth stocks, value stocks or both - of domestic and foreign issuers using fundamental analysis to select investments	Invests approximately 60% of assets in stocks or other equity securities - either growth stocks, value stocks or both - of domestic and foreign issuers, and remainder in bonds or other debt securities including lower quality debt securities when the outlook is neutral; investing at least 25% of assets in fixed income senior securities; using fundamental analysis to select investments; engaging in transactions that have a leveraging effect on the fund; investing in Fidelity's central funds
Principal Risks	• Stock market volatility • Issuer-specific changes • Foreign exposure • Interest rate changes	• Stock market volatility • Issuer-specific changes • Foreign exposure • Interest rate changes

		Leverage risk
		Prepayment

Replacements 5, 6 and 7	Existing Portfolio	Replacement Portfolio
Name	**Fidelity VIP Growth Opportunities**	**Fidelity VIP Contrafund**
Investment Objective	Capital growth	Long-term capital appreciation
Principal Investment Strategies	Invests primarily in common stocks of domestic and foreign issuers using fundamental analysis to select investments in companies believed to have above average growth potential	Invests primarily in common stocks - either growth stocks, value stocks or both - of domestic and foreign issuers using fundamental analysis to select investments in companies believed to be undervalued by the public; allocates assets across different market sectors using different managers
Principal Risks	• Stock Market Volatility • Issuer-Specific Changes • Foreign exposure • Growth investing	• Stock Market Volatility • Issuer-Specific Changes • Foreign exposure

Replacement 8	Existing Portfolio	Replacement Portfolio
Name	**Fidelity VIP Value Strategies**	**Fidelity VIP Mid Cap**
Investment Objective	Capital appreciation	Long-term capital growth
Principal Investment Strategies	Invests primarily in common stocks of domestic and foreign issuers using fundamental analysis to select investments in companies believed to be undervalued in the marketplace in relation to factors such as assets, sales, earnings or growth potential; focusing investment in medium sized companies but may invest in larger or smaller companies	Invests primarily in common stocks - either growth stocks, value stocks or both - of domestic and foreign issuers using fundamental analysis to select investments; normally invests at least 80% of assets in companies with medium market capitalizations similar to companies in the Russell Midcap Index[1] or Standard & Poor's MidCap 400 Index[2]; potentially investing in companies with smaller or larger market capitalizations
Principal Risks	• Stock market volatility • Foreign exposure • Issuer-specific changes • Value investing	• Stock market volatility • Foreign exposure • Issuer-specific changes • Mid cap investing

11.   Applicants state that the proposed substitutions are expected to provide benefits to the

Contract owners, including better performing funds and simplification of fund offerings through

the elimination of overlapping and duplicative portfolios in certain asset categories, particularly

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[1] The capitalization range for the Russell Midcap Index is $829 million to $12.2 billion as of May 31, 2009.
[2] The capitalization range for the Standard & Poor's MidCap 400 Index is $750 million to $3.3 billion as of June 30, 2009.

the large growth category. After the Substitution, Contract owners will continue to be able to select among funds with a full range of investment objectives, investment strategies and risks. Of the 24 Contracts affected by the Substitution, Contract owners in Subset 1 (18 Contracts) will be able to select among 52 portfolios, Contract owners in Subset 2 (four Contracts) will be able to select among 50 portfolios, and Contract owners in Subset 3 (two Contracts) will be able to select among 40 portfolios.

12.   Applicants represent that each Replacement Portfolio has lower total gross and net expense ratios and equal or lower management fees than the corresponding Existing Portfolio. Service fees charged by each Replacement Portfolio pursuant to a 12b-1 plan are equal to those charged by the Existing Portfolio. The management fees the Replacement Portfolios and Existing Portfolios (the "Portfolios") pay to Fidelity Management and Research Company ("FMR") have two components: a group fee rate and an individual fund fee rate. The group fee rate is based on the monthly average net assets of all the registered investment companies with which FMR has management contracts. The second component is the individual fund fee rate, which for each Existing Portfolio (except one) is the same as the rate for the Replacement Portfolio, 0.30%. In the one instance, the rate paid on the Fidelity VIP Balanced Portfolio (Replacement Portfolio) is 0.15%, which is lower than is paid on the Fidelity VIP Growth and Income Portfolio (Existing Portfolio) of 0.20%. Detailed expense information is set forth in the Chart below. By reducing expenses, the Applicants represent that the Integrity Companies are offering their Contract owners and prospective investors a selection of better-managed funds at a reduced cost.

EXPENSES							
	Name	**Management Fee**	**12b-1 Fee**	**Other Expense**	**Total Expense**	**Waivers and Reimburse-ments**	**Net Expense**
Existing	Fidelity VIP Dynamic Capital Appreciation: Service Class 2	0.56%	0.25%	0.31%	1.12%	0.03%	**1.09%**
Replacement	Fidelity VIP Contrafund: Service Class 2	0.56%	0.25%	0.10%	0.91%	0.01%	**0.90%**
Existing	Fidelity VIP Growth & Income: Service Class 2	0.46%	0.25%	0.13%	0.84%	0.00%	**0.84%**
Replacement	Fidelity VIP Balanced: Service Class 2	0.41%	0.25%	0.15%	0.81%	0.01%	**0.80%**
Existing	Fidelity VIP Growth & Income: Service Class	0.46%	0.10%	0.13%	0.69%	0.00%	**0.69%**
Replacement	Fidelity VIP Balanced: Service Class	0.41%	0.10%	0.17%	0.68%	0.00%	**0.68%**
Existing	Fidelity VIP Growth & Income: Initial Class	0.46%	0.00%	0.13%	0.59%	0.00%	**0.59%**
Replacement	Fidelity VIP Balanced: Initial Class	0.41%	0.00%	0.14%	0.55%	0.00%	**0.55%**
Existing	Fidelity VIP Growth Opportunities: Service Class 2	0.56%	0.25%	0.16%	0.97%	0.00%	**0.97%**
Replacement	Fidelity VIP Contrafund: Service Class 2	0.56%	0.25%	0.10%	0.91%	0.01%	**0.90%**
Existing	Fidelity VIP Growth Opportunities: Service Class	0.56%	0.10%	0.15%	0.81%	0.00%	**0.81%**
Replacement	Fidelity VIP Contrafund: Service Class	0.56%	0.10%	0.10%	0.76%	0.01%	**0.75%**
Existing	Fidelity VIP Growth Opportunities: Initial Class	0.56%	0.00%	0.15%	0.71%	0.00%	**0.71%**
Replacement	Fidelity VIP Contrafund: Initial Class	0.56%	0.00%	0.10%	0.66%	0.01%	**0.65%**
Existing	Fidelity VIP Value Strategies: Service Class 2	0.56%	0.25%	0.18%	0.99%	0.01%	**0.98%**
Replacement	Fidelity VIP Mid Cap: Service Class 2	0.56%	0.25%	0.12%	0.93%	0.01%	**0.92%**

13.   Applicants submit that each of the Replacement Portfolios has demonstrated better

performance than the corresponding Existing Portfolios during each of the periods measured.

Detailed performance information is set forth in the Application.

Applicants Legal Analysis and Conditions

1.   The Substitution will take place at the portfolios' relative net asset values determined on

the date of the Substitution in accordance with Section 22 of the Act and Rule 22c-1 thereunder

with no change in the amount of any Contract owner's cash value, death benefit, living benefit or

in the dollar value of his or her investment in any of the subaccounts. Accordingly, there will be no financial impact on any Contract owner. The Substitution will be effected by having each of the subaccounts that invests in the Existing Portfolios redeem its shares at the net asset value calculated on the date of the Substitution and purchase shares of the respective Replacement Portfolios at the net asset value calculated on the same date.

2.   The Substitution will be described in detail in a written notice mailed to Contract owners. The notice will inform Contract owners of the Integrity Companies' intent to implement the Substitution and describe the Substitution, the reasons for engaging in the Substitution and how the Substitution will be implemented. Details regarding the effect on any investment in a GLWB will also be provided. The notice will be mailed to all Contract owners at least 30 days prior to the Substitution and will inform affected Contract owners that they may transfer assets from the subaccounts investing in the Existing Portfolios at anytime after receipt of the notice, and from the subaccounts investing in the Replacement Portfolios for 30 days after the Substitution, to subaccounts investing in other portfolios available under the respective Contracts, without the imposition of any transfer charge or limitation and without diminishing the number of free transfers that may be made in a given contract year. A supplement will be filed with the Commission for all current prospectuses containing the information to be included in the notice.

 3.   Each Contract owner will be provided with a prospectus for the Replacement Portfolios applicable to them. Within five days after the Substitution, the Integrity Companies will send each affected Contract owner written confirmation that the Substitution has occurred.

4.   The Integrity Companies will pay all expenses and transaction costs of the Substitution, including all legal, accounting and allocated brokerage expenses relating to the Substitution. No costs will be borne by Contract owners. Affected Contract owners will not incur any fees or charges as a result of the Substitution, nor will their rights or the obligations of the Integrity Companies under the Contracts be altered in any way. The Substitution will not cause the fees

and charges under the Contracts currently being paid by Contract owners to be greater after the Substitution than before the Substitution. The Substitution will have no adverse tax consequences to Contract owners and will in no way alter the tax benefits to Contract owners.

5.   Each Contract and its prospectus expressly discloses the reservation of the Applicants' right, subject to applicable law, to substitute shares of another portfolio for shares of the portfolio in which a subaccount is invested.

6.   The investment objectives and policies of the Replacement Portfolios are similar to those of the corresponding Existing Portfolios such that Contract owners will have reasonable continuity in investment expectations.

7.   The Substitution will not result in the type of costly forced redemption that Section 26(c) was intended to guard against because the Contract owner will continue to have the same type of investment choices, with better potential returns and the same or lower expenses and will not otherwise have any incentive to redeem their shares or terminate their Contracts.

8.   The purposes, terms and conditions of the proposed Substitution are consistent with the protection of investors, and the principles and purposes of Section 26(c), and do not entail any of the abuses that Section 26(c) is designed to prevent.

9.   Current gross and net annual expenses in each Replacement Portfolio are lower than those of the corresponding Existing Portfolios.

10.   Each Replacement Portfolio is an appropriate portfolio to move Contract owners' values currently allocated to the Existing Portfolios because the portfolios have similar investment objectives, strategies and risks.

11.   The Substitution will be at the net asset values of the respective portfolio shares without the imposition of any transfer or similar charge and with no change in the amount of any Contract owners' values.

12.   The Substitution will not cause the fees and charges under the Contracts currently being paid by Contract owners to be greater after the Substitution than before the Substitution and will result in Contract owners' Contract values being moved to portfolios with the lower current total net annual expenses.

13.   In connection with assets held under Contracts affected by the Substitution, the Integrity Companies will not receive, for three years from the date of the Substitution, any direct or indirect benefits from the Replacement Portfolios, their advisors or underwriters (or their affiliates) at a rate higher than that which they had received from the Existing Portfolios, their advisors or underwriters (or their affiliates), including without limitation 12b-1 Fees, shareholder service, administration or other service fees, revenue sharing or other arrangements in connection with such assets. Applicants represent that the Substitution and the selection of the Replacement Portfolios were not motivated by any financial consideration paid or to be paid by the Replacement Portfolios, their advisors or underwriters, or their respective affiliates.

14.   Notice of the proposed Substitution will be mailed to all Contract owners at least 30 days prior to the Substitution. All Contract owners will have an opportunity at anytime after receipt of the notice of the Substitution and for 30 days after the Substitution to transfer Contract account value affected by the Substitution to other available subaccounts without the imposition of any transfer charge or limitation and without being counted as one of the Contract owner's free transfers in a contract year.

15.   Within five days after the Substitution, the Integrity Companies will send to its affected

Contract owners a written confirmation that the Substitution has occurred.

16.   The Substitution will in no way alter the insurance benefits to Contract owners or the

contractual obligations of the Integrity Companies.

17.   The Substitution will have no adverse tax consequences to Contract owners and will in no

way alter the tax benefits to Contract owners.

Conclusion:

For the reasons and upon the facts set forth above, the Applicants believe that the requested order

meets the standards set forth in Section 26(c) and should, therefore, be granted.

For the Commission, by the Division of Investment Management, under delegated authority.

Florence E. Harmon
Deputy Secretary